11/29/13

[redacted]

SEC 13026227 ISSION

ANNUAL ... ORT

FORM X-17A-5
PART III

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SEC
Mail Processing
Section
NOV 25 2013
Washington DC
404

SEC FILE NUMBER
8- 27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEANS INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 STILLWATER AVENUE
(No. and Street)

BANGOR	ME	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL B. MEANS — #207-947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAVERLOCK, ESTEY & CURRAN, LLC
(Name – *if individual, state last, first, middle name*)

8 COMMERCE CT.	HAMPDEN	ME	04444
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, PAUL B. MEANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEANS INVESTMENT COMPANY, INC., as of SEPTEMBER 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Exp. 9/1/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS INVESTMENT COMPANY, INC.

FINANCIAL AND OPERATING REPORTS

SEPTEMBER 30, 2013

HEC CPA

Haverlock, Estey & Curran, LLC

Certified Public Accountants - Consultants

MEANS INVESTMENT COMPANY, INC.

FINANCIAL AND OPERATING REPORTS

SEPTEMBER 30, 2013

HEC
CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC

Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT AUDITORS' REPORT

Stockholder
Means Investment Company, Inc.
Bangor, Maine

We have audited the accompanying financial statements of Means Investment Company, Inc. (an S corporation), which comprise the statements of financial condition as of September 30, 2013 and 2012 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

BUILDING FINANCIAL RELATIONSHIPS

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion

As more fully discussed in Note 1 to the financial statements, the Company has elected to report its interest in Micbrooks Partnership (a majority-owned entity) using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned entities be consolidated with the Company. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

Qualified Opinion

In our opinion, except for the effects on the financial statements of not consolidating all majority-owned entities, as discussed in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Means Investment Company, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, except for the effects on Schedules 1 and 2 of the qualified opinion on the financial statements, as explained in the Basis for Qualified Opinion paragraph, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

November 19, 2013
Hampden, Maine

MEANS INVESTMENT COMPANY, INC.
Statements of Financial Condition
September 30, 2013 and 2012

Assets

	2013	2012
Cash and Cash Equivalents		
Checking	$ 25,690	$ 46,850
Money market funds	356,331	504,576
Total Cash and Cash Equivalents	382,021	551,426
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	39,201	34,651
Other receivables	2,900	-
Prepaid expenses	8,575	10,783
Marketable securities owned - At fair value - Note 2	833,524	853,897
Investment in unconsolidated subsidiary - At equity - Note 6	102,933	91,262
Other investments - At equity which approximates market value	20,315	20,182
Property and equipment - At cost - Net of accumulated depreciation - Note 3	124,882	143,926
Other assets - Note 8	33,522	39,987
Total Other Assets	1,165,852	1,194,688
Total Assets	$ 1,547,873	$ 1,746,114

Liabilities and Stockholder's Equity

	2013	2012
Liabilities		
Accounts payable and accrued expenses	$ 67,533	$ 59,434
Stockholder's Equity - Exhibit C		
Common stock, no par value, 2,000 shares authorized, 90 shares issued and outstanding in 2012	-	300,000
Class A, voting common stock, no par value 200,000 shares authorized, 85,000 shares issued and outstanding in 2013	300,000	-
Retained earnings	1,180,340	1,386,680
Total Stockholder's Equity	1,480,340	1,686,680
Total Liabilities and Stockholder's Equity	$ 1,547,873	$ 1,746,114

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Income
For the Years Ended September 30, 2013 and 2012

	2013	2012
Revenues		
Commissions and fees	$ 228,661	$ 368,985
Management and investment advisory income	634,221	258,994
Net gains on firm securities trading accounts	13,719	27,267
Gains on firm securities investment account		
Net gains on securities sold	113,934	1,382,874
Interest and dividend income	34,312	56,139
Net unrealized gains (losses)	8,823	(756,923)
Revenue from sale of investment company shares	335,986	430,273
Commodities revenue	891	-
Interest and dividends	3,123	5,563
Other income		
Fees closed-end mutual funds	15,528	24,542
Other income	10,431	9,289
Equity in income of unconsolidated subsidiary and investment - Note 6	11,804	10,976
Total Revenues	1,411,433	1,817,979
Expenses		
Employee compensation and benefits		
Salaries and wages	762,157	738,150
Payroll taxes	53,999	53,196
Health insurance	28,106	31,523
Other employee costs	29,451	26,119
Regulatory fees	12,923	22,192
Other expenses		
Customer account expenses		
Investment advisory fees	57,118	42,343
Other customer account expenses	59,561	52,924
Advertising and promotion - Note 1	29,893	25,526
SIPC fees	1,927	1,193
Other taxes	5,873	5,448
Repairs and maintenance	13,480	14,059
Computer and internet	8,175	8,597
Depreciation	23,784	23,924
Insurance	22,882	20,054
Office supplies	9,872	16,117
Utilities and telephone	14,572	14,304
Postage and delivery	4,000	5,222
Rent - Note 5	15,000	15,000
Professional fees	47,502	12,472
Other	14,431	18,463
Total Expenses	1,214,706	1,146,826
Net Income - Exhibits C and D	$ 196,727	$ 671,153

The accompanying notes are an integral
part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended September 30, 2013 and 2012

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at September 30, 2011	90	$ 300,000	$ 2,844,975
Net Income - Exhibit B	-	-	671,153
Dividends	-	-	(2,129,448)
Balance at September 30, 2012 Exhibit A	90	300,000	1,386,680
Recapitalization - Additional shares issued - Note 12	84,910	-	-
Net Income - Exhibit B	-	-	196,727
Dividends	-	-	(403,067)
Balance at September 30, 2013 Exhibit A	85,000	$ 300,000	$ 1,180,340

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Statements of Cash Flows
For the Years Ended September 30, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 196,727	$ 671,153
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	23,784	23,924
Gain on sale of marketable securities - Long term investments	(113,934)	(1,382,874)
Net unrealized (gain) loss on marketable securities - Long term investments	(8,823)	756,923
Equity in income of unconsolidated subsidiary and investment	(11,804)	(10,976)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	(4,550)	4,127
Other receivables	(2,900)	-
Prepaid expenses	2,208	(2,344)
Marketable securities owned - Trading	-	59,892
Other assets	6,465	(3,978)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,099	(27,555)
Net Cash Provided by Operating Activities	95,272	88,292
Cash Flows from Investing Activities		
Purchases of property and equipment	(4,740)	(6,676)
Collections on loans and note receivable	-	66,993
Proceeds from sale of marketable securities - Long term investments	25,000	55,302
Purchases of marketable securities - Long term investments	(281,977)	(4,079)
Net Cash Provided (Used) by Investing Activities	(261,717)	111,540
Cash Flows from Financing Activities		
Dividends paid	(2,960)	(269,121)
Net Decrease in Cash and Cash Equivalents	(169,405)	(69,289)
Cash and Cash Equivalents at Beginning of Year	551,426	620,715
Cash and Cash Equivalents at End of Year - Exhibit A	$ 382,021	$ 551,426

The accompanying notes are an integral part of these statements.

MEANS INVESTMENT COMPANY, INC.
Notes to Financial Statements
September 30, 2013 and 2012

1. Summary of Significant Accounting Policies

Nature of Organization

Means Investment Company, Inc. (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities*, since it does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

The Company holds a 66-2/3% interest in Micbrooks Partnership. Management has elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles has not been determined.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. Securities traded September 27, 2012 with a fair market value of $53,627 were settled on October 2, 2012. There were no material trades which had not been settled at September 30, 2013.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000. At September 30, 2013 the Company's cash balance exceeded the FDIC limit by $17,453.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Major repairs and improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of September 30, 2013, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2011, 2010 and 2009 are subject to examination by the IRS or the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended September 30, 2013 and 2012 were $29,893 and $25,526, respectively.

Subsequent Events

Subsequent events have been evaluated through November 19, 2013, which is the date the financial statements were available to be issued.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at September 30:

	2013	2012
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 95,346	$105,391
Technology	14,039	641
Services	5,932	34,908
Financial	282,108	286,537
Basic materials	436,099	396,525
Utilities	-	24,021
Industrial goods	-	5,874
Total - Exhibit A	$833,524	$853,897

In accordance with authoritative guidance, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at September 30:

	2013	2012
Building, improvements and sign	$397,683	$397,683
Furniture and fixtures	30,210	28,871
Computer equipment	47,057	43,656
Vehicles	46,249	46,249
Total Property and Equipment	521,199	516,459
Less accumulated depreciation	396,317	372,533
Net Property and Equipment - Exhibit A	$124,882	$143,926

Depreciation expense was $23,784 and $23,924 for the years ended September 30, 2013 and 2012, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2013, the Company had net capital of $1,043,394 which was $793,394 in excess of its SEC required net capital of $250,000. The Company's net capital ratio was .06 to 1. The Company also has a contractual obligation with National Financial Services (NFS) clearing to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Micbrooks Partnership	The Company holds 66-2/3% interest

Transaction

Rent paid to Micbrooks Partnership	$ 15,000	$ 15,000

The Company will advance loans to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No loans were required for the years ended September 30, 2013 and 2012.

6. Investment in Unconsolidated Subsidiary

The Company holds a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounts for its investment using the equity method. Condensed financial information of Micbrooks Partnership at December 31 is as follows:

Summary of Statements of Financial Condition

	2012	2011
Assets		
Current assets	$ 21,201	$ 5,910
Noncurrent assets	114,362	121,147
Total Assets	$135,563	$127,057
Liabilities and Equity		
Payable to affiliate	$ 37,662	$ 46,662
Equity	97,901	80,395
Total Liabilities and Equity	$135,563	$127,057

Summary of Statements of Operations

Revenues	$ 31,944	$ 31,944
Net income	$ 17,506	$ 16,920

7. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended September 30, 2013 and 2012, the Company matched contributions of $26,587 and $26,119, respectively.

8. Other Assets

Other assets consist of the following at September 30:

	2013	2012
Escrow account with NFS	$ 28,371	$ 28,321
IRS fiscal year-end S corporation required payment	4,793	11,487
Other	358	179
Total Other Assets - Exhibit A	$ 33,522	$ 39,987

9. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

10. Noncash Investing and Financing Activity

Noncash investing and financing activity is as follows:

	2013	2012
Securities transferred to stockholder in lieu of cash dividend	$400,107	$1,860,327

11. Reclassification

Certain reclassifications have been made to the 2012 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

12. Recapitalization

On September 27, 2013, the Board of Directors authorized 200,000 shares of Class A voting, no par value common stock and 200,000 shares of Class B non-voting, no par value common stock. The 90 shares of common stock issued and outstanding were converted to 85,000 shares of Class A voting common stock.

On October 1, 2013, an additional 15,000 shares of Class A voting common stock were issued in exchange for $134,550.

13. Guarantees / Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS INVESTMENT COMPANY, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2013

Net Capital Computation	
Stockholder's Equity - Exhibit A	$ 1,480,340
Deduct: Non-allowable assets	
Investment in unconsolidated subsidiary	(102,933)
Other investments	(20,315)
Property and equipment, net	(124,882)
Prepaid expenses	(8,575)
Other non-allowable assets	(8,150)
Haircuts on securities positions	(172,091)
Net Capital	$ 1,043,394
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 67,533
Total Aggregate Indebtedness	$ 67,533
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	793,394
Total Net Capital	$ 1,043,394
Ratio: Aggregate Indebtedness to Net Capital	0.06

MEANS INVESTMENT COMPANY, INC.
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2013

Net Capital - As reported in the Company's Part II (unaudited) FOCUS report	$ 1,108,705
Audit adjustments - Net increase in non-allowable assets	(2,508)
Audit adjustments - Net decrease in stockholder's equity	(17,385)
Increase in haircut due to undue concentrations	(45,303)
Decrease in haircut due to decrease in net income	(115)
Net Capital - Audited	$ 1,043,394

Reconciliation to the Company's Part II (Unaudited) FOCUS Report

The decrease of $17,385 in stockholder's equity is principally comprised of the following:

Increase in compensation	$ (20,000)
Increase in other receivables	2,900
Increase in commissions receivable	2,390
Increase in commissions payable	(1,015)
Increase in health insurance expense	(1,660)
	$ (17,385)

The increase in non-allowable assets is the result of recognizing other receivables and trivial adjustments to other non-allowable assets.

HEC CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

William H. Estey, CPA
Peter D. Curran, CPA
Steven D. Carr, CPA
Daniel A. Ryan, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5

Stockholder
Means Investment Company, Inc.
Bangor, Maine

In planning and performing our audit of the financial statements of Means Investment Company, Inc. (the Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BUILDING FINANCIAL RELATIONSHIPS

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
www.heccpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate as of September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haverlock, Estey + Curran

HAVERLOCK, ESTEY & CURRAN

November 19, 2013
Hampden, Maine